02017960

PE
02/28/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Date of Report February 28, 2002

NOVATEL INC.

Commission File No. 0-29004

1120 – 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

This Report Consists of 8 Sequentially Numbered Pages
Exhibit Index Appears on Page 4

The following exhibit is filed as part of this report on Form 6-K:

No.	Document
1.	Press Release dated February 28, 2002 announcing Leica Geosystems to develop future position in GPS market together with NovAtel Inc.

SF3-115204.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: February 28, 2002

By: ______________________

Name: Werner Gartner
Title: Executive Vice President and Chief Financial Officer

SF3-115204.1

3

EXHIBIT INDEX

SF3-115204.1

EXHIBIT 1

FOR RELEASE 28/02/02

NOVATEL INC. CONTACT:
Sonia Ross
Tel. (403) 295-4532

LEICA GEOSYSTEMS CONTACT:
Fritz Staudacher, Corporate Communications
Tel.+41 (0)79 201 5891

Leica Geosystems to develop future position in Global Positioning Systems market together with NovAtel Inc.

Heerbrugg/Calgary, 28 February 2002 – **Leica Geosystems (Heerbrugg, Switzerland, SWX:LGSN) and NovAtel Inc. (Calgary, Canada, NASDAQ:NGPS) have executed a strategic co-operation agreement. The objective is the common development of new technologies for global positioning systems (GPS) and its advancement in the high-accuracy segment. This is particularly relevant for equipment that will be based on the new upcoming Global Navigation Satellite Systems (GNSS). In their areas of business, both companies are perceived as pioneers and market-leaders – positions that will be further expanded individually by the sharing of each other's knowledge.**

In the mid-eighties Leica Geosystems was one of the first companies to develop and market GPS surveying systems, and today it remains one of the market leaders in this fast growing segment. NovAtel, founded in 1978, also has the reputation of being one of the most successful innovators of advanced concepts in GPS technologies. These include significant contributions to the development of Satellite Based Augmentation Systems (SBAS) such as WAAS, MSAS and EGNOS. Future advancements in GNSS technologies will introduce new signal structures to be transmitted by the GPS satellites (L2C, L5) and will offer additional benefits for customers. The co-operation agreement allows both companies to focus their complimentary resources for the development of future GPS and GNSS products and to therefore launch them faster and with lower costs.

NovAtel will begin immediate development of a custom version of existing GPS engines and other GPS components for Leica Geosystems. "It is an honour to partner with Leica Geosystems, the recognized leader in an industry they pioneered 80 years ago," stated NovAtel President and CEO Jon Ladd. "Coupling NovAtel's GNSS know-how with Leica's broad application expertise and customer focus allows each company to exploit its primary strength. This partnership builds upon NovAtel's proven ability to provide state-of-the-art technologies to large Original Equipment Manufacturers (OEM) and government infrastructure programs."

Leica Geosystems will further concentrate on developing products and integrated solutions for surveying, monitoring and Geographic Information Systems (GIS) using high accuracy GPS and GNSS. This includes the further development of positioning algorithms for high accuracy, for real-time kinetic (RTK) data capturing and its conversion of RTK into real-time applications, for the long-baseline processing, the creation of reference station networks, and for the data collection for GIS and machine control applications. Hans Hess, President and CEO of Leica Geosystems stated, "NovAtel brings a part of technology that we can reliably use together with our own concepts, and also has interesting strategic alliances in other GPS application areas. This will allow us to take profit from economies-of-scale, and focus our resources on retaining and strengthening our competitive advantage in our areas and markets, especially as the new GNSS technologies begin to apply. Significant research and development investment is planned to take advantage of the new GNSS technologies and make them readily available to our customers. This new focus optimizes the use of resources by both companies and can now be realized by co-operating with NovAtel who have a leading edge in present and future GNSS components."

NovAtel Inc. designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS) and is the principal supplier of reference receivers to WAAS ground networks around the world. NovAtel's GPS products are used principally for applications in precision markets such as the surveying, geographic information systems, aviation, marine, mining and machine control, agriculture and precise timing markets. For further information please visit our website at www.novatel.com.

Leica Geosystems – Capture new dimensions

Leica Geosystems develops, manufactures and markets systems for surveying, mapping, modeling and position determination. With its surveying sensors and systems for the acquisition and processing of spatial data, the company is among the world leaders in surveying and data capturing for GIS (Geographic Information Systems). Around the globe, customers implement system approaches from Leica Geosystems' major measurement and documentation solutions for terrestrial, land and cadastral surveying, environmental remote sensing, engineering and mechanical engineering, building and construction machine guidance, GIS creation and updating, industrial measurement techniques and opto-electronic defense equipment.

The major product lines of Leica Geosystems' six divisions include: classical electronic angle and distance surveying equipment and leveling instruments; Global Positioning Systems (GPS); the electronic laser meter DISTO™; the highly precise laser tracker; the CYRAX™ 3D-Laserscanner with visualization software; automated machine control systems, as well as digital photogrammetric aerial photography systems and remote sensing software for the creation and updating of Geographic Information Systems (GIS).

As a technological pioneer, Leica Geosystems has shaped the history of surveying and GPS for many decades. At the end of the financial year 2000/01 ending in March 2001, Leica Geosystems' 2,470 employees achieved a turnover of 642.4 million Swiss Francs resulting in the high growth rate of +19% and 54.4% in operating profit. Leica Geosystems has been listed on the Swiss Stock Exchange since July 2000.

Leica Geosystems develops, manufactures and sells its products and services internationally. In addition to the 1,400 employees located in Switzerland the company also has research, development and production facilities in America and Asia. With twenty company-owned sales and service units and representatives in more than one hundred other countries, Leica Geosystems is in close contact with its customers around the globe. In February 2002, Leica Geosystems employed 2900 staff world-wide as well as more than one hundred trainees. This increase in staff numbers is mainly due to the integration of the companies Laser Alignment, Cyra, ERDAS and LH Systems.

Based in Oakland, the Californian 3D laser scanning and software company, Cyra Technologies Inc., has been part of Leica Geosystems since February 2001. Cyra's laser scanner Cyrax 2500 and Cyclone™ software offers unique solutions for the acquisition and visualization of three-dimensional objects. Shortly prior to this, Laser Alignment Inc., Grand Rapids, Michigan (USA) was also acquired, extending the Leica Geosystems' product range with their machine guidance systems and construction laser instruments. The acquisitions of ERDAS Inc., in Atlanta and the remaining 50 percent holdings of LH Systems in the first quarter of the current financial year, provided the company with a leading position for significant growth in the GIS market with satellite and aerial photo data acquisition. ERDAS is a world market leader in the area of spatial remote sensing from satellite data. LH Systems, with their digital and classical high precision recording systems and the 3D SocetSet software also lead in the area of photogrammetric data acquisition and analysis. In addition to this, the company has a 42% shareholding in the Canadian software company NovaLIS and a 25% shareholding in the German AED Graphic AG. With both these companies, new solutions for property and utility cadastre and GIS projects are being further developed. Strategic partnerships in the areas related to the GIS and Mapping Division were signed at the beginning of 2001 with

Ordnance Survey (UK), Lantmäteriet (Sweden) and Geocom Informatik (Switzerland). Such partnerships also include the long-standing collaboration with Environmental Systems Research Institute Inc. (ESRI).

Leica Geosystems was one of the first companies to sign the International Chamber of Commerce Environmental Protection Charter and is bound to high international quality and environmental standards.

Further information about Leica Geosystems can be found at: http://www.leica-geosystems.com

* * *

Certain statements in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors - that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.

* * *

Under the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems Contact

Fritz Staudacher, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland)

Internet	www.leica-geosystems.com		
Tel (direct)	0041 071 727 3043	Sa/Su/holidays/weekends also:	
(Mobile)	0041 079 201 5891	Tel	0041 071 722 5733
(Central)	0041 071 727 3131	(Mobile)	0041 079 201 5891
Fax	0041 071 726 5043	Fax	0041 071 722 5757

E-Mail Fritz.Staudacher@leica-geosystems.com

NovAtel Inc. Contact

Sonia Ross, NovAtel Inc., 1120 – 68th Avenue NE, Calgary, AB T2E 8S5 (Canada)

Internet	www.novatel.ca
Tel (direct)	403-295-4532
Fax	403-295-0230

E-Mail ir@novatel.ca